UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-38790

New Fortress Energy Inc.
(Exact name of registrant as specified in its charter)

111 W. 19th Street, 8th Floor, New York, New York 10011
(516) 268-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Shares Representing Class A Limited Liability Company Interests of New Fortress Energy LLC
(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share, of New Fortress Energy Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on August 7, 2020, New Fortress Energy LLC (the “LLC”) converted from a Delaware limited liability company to a Delaware corporation named New Fortress Energy Inc. (the “Corporation” and such conversion, the “Conversion”). At the effective time of the Conversion (the “Effective Time”), each Class A share, representing Class A limited liability company interests of the LLC (“Class A LLC Shares”), outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.01 par value per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable class of securities of the LLC and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable class of securities of the Corporation.

Approximate number of holders of record of Class A LLC Shares as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, New Fortress Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NEW FORTRESS ENERGY INC.

By:	/s/ Christopher S. Guinta
Name: Christopher S. Guinta
Title: Chief Financial Officer

August 17, 2020